07028564

Reliance
Industries Limited

RECEIVED
2007 DEC 10 A 9:48

December 5, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	December 5, 2007	Media Release issued by the Company titled "GAIL - RIL Sign MoU - To Set Up Petrochemical Plants globally".

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

Encl: a/a

Reliance
Industries Limited

December 5, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 054

Trading Symbol: 'RELIANCE EQ'
Fax No.2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "GAIL – RIL Sign MoU – To Set Up Petrochemical Plants globally" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
BP 165, L – 2011
Luxembourg

Encl: a/a

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Media Release

Reliance Industries Limited

GAIL - RIL Sign MoU

To Set Up Petrochemical Plants globally

Mumbai, December 4, 2007: Reliance Industries Limited (RIL) and GAIL (India) Limited today signed a Memorandum of Understanding (MoU) for Joint Co-operation in Petrochemicals. The MoU was signed in Mumbai by Shri A K Purwaha, Director (Business Development), GAIL and Shri Nikhil Meswani, Executive Director, RIL in the presence of Dr. U.D. Choubey, Chairman and Managing Director, GAIL and Shri Mukesh D. Ambani, Chairman and Managing Director, RIL. The Directors and senior officials from both the companies were also present on the occasion.

Under the MoU, GAIL and RIL will explore opportunities for setting up petrochemical complexes outside of India in feedstock rich countries. Identified opportunities will be examined by a Working Group, consisting of representatives from both the companies. GAIL and RIL will set up a Special Purpose Vehicle (SPV) for setting up petrochemical complexes abroad.

The Working Group is examining such opportunities in Middle East, Russia and FSU countries.

In addition, the two companies will also examine the possibilities of mutual co-operation in the domestic market.

This MoU signed today is the beginning in the area of petrochemical between GAIL and RIL. A Memorandum of Understanding (MoU) was also signed between the two companies on March 15, 2007 for co-operation in identified areas in the natural gas sector including Natural Gas pipeline, City Gas distribution, Coal Bed Methane, Exploration & Production and Operations & Maintenance services.

Describing the development as a major event, Dr. U D Choubey, CMD, GAIL said, "This is an important milestone for both the companies. It is also an extension of the concept of working together, which took shape with the signing of the co-operation MoU in the Natural Gas sector between GAIL and RIL earlier this year. The MoU signed today is the beginning of co-operation in the area of petrochemicals."

Speaking on the occasion, Mr. Mukesh D. Ambani, Chairman and Managing Director, RIL echoed the feelings of GAIL CMD on the need to work together. He said, "GAIL and RIL are India's leading companies in the energy and infrastructure sector. The decision will enable us to look for opportunities globally on a competitive scale for the petrochemical business which will further strengthen India's position on the global map."

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Media Release

Reliance Industries Limited

GAIL (India) Limited

GAIL is a major gas processing, transmission, distribution and marketing company in India as well as has diversified its operations in other integrated energy and petrochemical activities, having India's largest gas based petrochemical complex at Pata, U.P. GAIL, along with other partners, is also setting a petrochemical project in Assam as a majority Joint Venture partner. The petrochemicals business contributes around 35 percent to the Gross Margin of the Company.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs1,18,354 crore (US$ 27.23 billion), cash profit of Rs17,678 crore (US$ 4.07 billion), net profit of Rs11,943 crore (US$ 2.75 billion) and net worth of Rs63, 967 crore (US$ 14.72 billion) as of March 31, 2007.

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL is amongst the 25 fastest climbers ranked by Fortune. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Key Contacts: Tushar Pania (Mumbai)
022 -2278 5905
+91 98200 88536
tushar.pania@ril.com

Shalini Kumar (Delhi)
011-2346 3634
+91 98715 22440
shalini.kumar@ril.com

Jyoti Kumar (Delhi)
+91 98917 55110
jyotik@gail.co.in

END